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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
Netflix, Inc.
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)
64110L106
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	64110L106

1	NAMES OF REPORTING PERSONS: Eric Semler

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		2,325,100

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,325,100

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,325,100

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	3.4%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
* SEE INSTRUCTIONS BEFORE FILLING OUT
** SEE ITEM 4(b).

CUSIP No.	64110L106

1	NAMES OF REPORTING PERSONS: TCS Capital GP, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		2,325,100

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,325,100

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,325,100

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	3.4%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
* SEE INSTRUCTIONS BEFORE FILLING OUT
** SEE ITEM 4(b).

SCHEDULE 13G/A
     This Amendment No. 1 (“Amendment”) to Schedule 13G (the “Schedule 13G”), relating to shares of common stock, par value $0.001 per share (the “Common Stock”), of Netflix, Inc., a Delaware corporation (the “Issuer”), is being filed with the Securities and Exchange Commission (the “Commission”). This Schedule 13G is being filed on behalf of TCS Capital GP, LLC, a Delaware limited liability company (“TCS GP”) and Eric Semler the principal of TCS GP.
     This Amendment relates to shares of Common Stock of the Issuer purchased by Eric Semler and TCS GP for the accounts of (i) TCS Capital, L.P., a Delaware limited partnership (“TCS Capital”), (ii) TCS Capital II, L.P., a Delaware limited partnership (“TCS Capital II”), and (iii) TCS Capital Investments, L.P. a Cayman Islands exempted limited partnership (“TCS Offshore”). TCS Capital holds 128,811 shares of the Common Stock, TCS Capital II holds 753,815 shares of the Common Stock, and TCS Offshore holds 1,442,474 shares of the Common Stock. TCS GP acts as general partner to each of TCS Capital, TCS Capital II and TCS Offshore, and Mr. Semler, as manager of TCS GP, controls the investment decisions of TCS GP.
     This Amendment is being filed to amend and restate Items 4 and 5 as follows:

Item 4	Ownership.
(a)	TCS Capital GP, LLC (as the general partner of TCS Capital Investments, L.P., TCS Capital II, L.P. and TCS Capital L.P.) and Eric Semler (as the principal of TCS Capital GP, LLC) are the beneficial owners of 2,325,100 shares of Common Stock.

(b)	TCS Capital GP, LLC and Eric Semler are the beneficial owners of 3.4% of the outstanding shares of Common Stock. This percentage is determined by dividing 2,325,100, by 68,459,206, the number of shares of Common Stock issued and outstanding as of November 7, 2006, as reported in the Issuer’s Form 10-Q filed November 9, 2006.

(c)	As the general partner of TCS Capital Investments, L.P., TCS Capital II, L.P. and TCS Capital L.P., TCS Capital GP, LLC has the sole power to vote and dispose of the 2,325,100 shares of Common Stock beneficially owned by it. As the principal of TCS Capital GP, LLC, Eric Semler has the sole power to vote and dispose of the 2,325,100 shares of Common Stock beneficially owned by him.

Item 5	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☑ .

Exhibits	Exhibit 1
Joint Filing Agreement between TCS Capital GP, LLC and Eric Semler.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: February 8, 2007

TCS Capital GP, LLC

By: Name:	/s/ Eric Semler Eric Semler
Title:	Managing Member

/s/ Eric Semler
Eric Semler

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